MATERIAL CHANGE REPORT
1.	Name and Address of Company

Bank of Montreal 100 King Street West 1 First Canadian Place Toronto, Ontario M5X 1A1

2.	Date of Material Change

May 8, 2006

3.	News Release

Bank of Montreal and its subsidiaries, collectively known as BMO Financial Group, issued a news release on May 8, 2006 through the facilities of Canada NewsWire.

4.	Summary of Material Change

BMO Financial Group announced that Robert W. Pearce, President and Chief Executive Officer, Personal & Commercial Client Group, will be leaving BMO Financial Group effective May 31, 2006.

5.	Full Description of Material Change

BMO Financial Group announced that Robert W. Pearce, President and Chief Executive Officer, Personal & Commercial Client Group, will be leaving BMO Financial Group effective May 31, 2006. Since October 2002, Mr. Pearce has been responsible for all personal and commercial banking services in Canada and has served on BMO Financial Group’s nine-member Management Board Executive Committee.

For an interim period, Bill Downe, Chief Operating Officer, BMO Financial Group will directly lead the Canadian personal and commercial business before announcing the new leadership.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

To speak to an executive officer who is knowledgeable about the material change, please contact Ron Sirkis, Executive Vice-President, General Counsel and Taxation at (416) 867-5926.

9.	Date of Report

May 15, 2006